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                    UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
______________________________________________
                                              :
              In the Matter of                :
                                              :
  AMERICAN ELECTRIC POWER COMPANY, INC.       :  CERTIFICATE OF
              Columbus, Ohio                  :  NOTIFICATION
                                              :  NO. 4
                 (70-8693)                    :
                                              :
Public Utility Holding Company Act of 1935    :
______________________________________________:

     THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and certain of its electric utility subsidiaries, in accordance with the terms and conditions of, and for the purposes represented by, the Application or declaration herein, as amended, the order of the Securities and Exchange Commission with respect thereto, dated December 8, 1995, has carried out the transactions listed below:
1. American Electric Power Company Inc., AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, and Wheeling Power Company made short-term note borrowings from banks during the calendar quarter ended December 31, 1996; American Electric Power Company, Inc., Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, and Ohio Power Company sold commercial paper to Lehman Brothers Commercial Paper, Incorporated; Appalachian Power Company sold commercial paper to First Chicago Capital Markets, Inc.; Columbus Southern Power Company sold commercial paper to Citicorp Securities Markets; Indiana Michigan Power Company and Ohio Power Company sold commercial paper to Goldman Sachs Money Markets, L.P.; Kentucky Power Company sold commercial paper to Merrill Lynch Money Markets, Incorporated; and American Electric Power Company, Inc., Columbus Southern Power Company and Kentucky Power Company sold commercial paper to Morgan Stanley & Co. during the calendar quarter ended December 31, 1996.

     These note borrowings from banks and commercial paper transactions, if any, are summarized on the attached computer printouts for each company. Bank note borrowings are indicated as "BL" and Commercial Paper transactions by each company are indicated as "CP".
     The interest rate for each transaction involving note borrowings from banks in the report is calculated on an interest-bearing basis and a 360-day year. The interest rate for each commercial paper transaction is calculated on a discounted basis and a 360-day year. The actual prime rates in effect during the quarter are set forth in Exhibit A.
     This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the calendar quarter during which the above-described transactions were consummated.
                         AMERICAN ELECTRIC POWER COMPANY, INC.
                         AEP GENERATING COMPANY
                         APPALACHIAN POWER COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                         KENTUCKY POWER COMPANY
                         KINGSPORT POWER COMPANY
                         OHIO POWER COMPANY
                         WHEELING POWER COMPANY

                         By:       /s/ A. A. Pena
                                  A. A. Pena, Treasurer
Dated:  January 9, 1997



                            EXHIBIT A

                 AMERICAN ELECTRIC POWER SYSTEM

                 Schedule of Monthly Prime Rates
            Second Quarter of the Calendar Year 1996

                    Month               Actual Prime Rates*

               October 1 - December 31            8.25%


     * Represents the prime commercial lending rates of major New
     York City banks as reported in The Wall Street Journal.